1

UNITED STATES AH 3/20/2002
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02019965

SEC FILE NUMBER
8- 28071

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

RECD S.E.C. MAR 04 2002 143 PROCESSING WASH, D.C.

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hornblower Fischer & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Broad Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Downey (212) 425-6800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OP 3-26

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Downey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hornblower Fischer & Co., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

Sworn to me this 25th day of February 2002.

ANJA HETTLICH
Notary Public, State of New York
No. 01HE6003420
Qualified in Queens County
Commission Expires October 19, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hornblower Fischer & Co. and Subsidiaries

(A wholly owned subsidiary of Hornblower Fischer Holding GmbH)
Consolidated Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Hornblower Fischer & Co.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Hornblower Fischer & Co. and its subsidiaries (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2002

Hornblower Fischer & Co. and Subsidiaries
(A wholly owned subsidiary of Hornblower Fischer Holding GmbH)
Consolidated Statement of Financial Condition
December 31, 2001

Assets	
Customers' segregated funds	
Cash	$ 37,303
Cash and securities on deposit with clearing organizations and other futures commission merchants	7,147,020
	7,184,323
Cash	1,834,969
Deposits with and receivables from clearing brokers (Note 4)	2,425,866
Receivables from customers	8,697
Receivable from related parties (Note 4)	182,687
Furniture, fixtures and leasehold improvements, at cost (less accumulated depreciation and amortization of $392,337)	90,361
Prepaid and other assets	340,210
Securities owned, at value	97,006
Total assets	$ 12,164,119
Liabilities and Stockholder's Equity	
Payables to customer	
Regulated	$ 5,006,611
Non-regulated	3,389,608
Affiliated Customers	286,623
Accounts payable and accrued expenses	219,764
Payable to affiliate	497,751
Total liabilities	9,400,357
Commitments (Note 5)	
Stockholder's equity	
Common stock, $.01 par value, 2,000,000 shares authorized; 1,517,685 shares issued and outstanding	15,177
Additional paid-in capital	2,646,487
Retained earnings	102,098
Total stockholder's equity	2,763,762
Total liabilities and stockholder's equity	$ 12,164,119

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Hornblower Fischer & Co. (the "Company") is a wholly owned subsidiary of Hornblower Fischer Holding GmbH (the "Parent"), which is a wholly owned subsidiary of Hornblower Fischer AG ("AG"). The Company's primary activity is to execute commodities and securities transactions for customers on a global basis.

The Company owns two subsidiaries, Hornblower Fischer Capital Management Corp. and Empire Brokerage Services Inc. Hornblower Fischer Capital Management Corp. was purchased at fair value (of $27,349) from an affiliate, Hornblower Fischer Zurich AG (a wholly owned subsidiary of AG), on September 30, 2001. Both subsidiaries are dormant, however, it is contemplated that Hornblower Fischer Capital Management Corp. will become a Registered Investment Advisor in early 2002.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a futures commission merchant and a commodity pool operator with the Commodity Futures Trading Commission ("CFTC"). In addition, the Company is a member of the National Association of Securities Dealers, Inc., the National Futures Association and the Securities Investor Protection Corporation. The Company provides brokerage services to both individual and institutional clients on a global basis. The services include commodity transactions which are executed on an omnibus basis on exchanges throughout the world, securities transactions which are executed through global clearing brokers on a fully disclosed basis, and principal fixed income transactions which include U.S. Government securities, eurobonds, corporate securities and municipal securities.

2. Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany balances have been eliminated.

Assets and liabilities denominated in foreign currencies are translated using exchange rates at the end of the year; revenues and expenses are translated at average monthly rates for the year.

Securities owned, including securities segregated under the Commodity Exchange Act, consist principally of U.S. Treasury Obligations, are recorded on a trade date basis and reflected at market value.

Furniture and fixtures are depreciated using the straight-line method over their estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvements or the remaining term of the lease.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash and Securities Segregated under the Commodity Exchange Act

At December 31, 2001, cash of $37,303 and deposits with brokers totaling $2,149,340 are segregated under the requirements of the Commodity Exchange Act. In addition, $4,997,680 of Company-owned U.S. Treasury obligations (representing investment of customer segregated funds) and $5,486,611 of customer-owned securities, at market (U.S. Treasury obligations) are segregated under the requirements of the Commodity Exchange Act. Such customer-owned securities are not included in the consolidated statement of financial condition.

4. Related Party Transactions

The majority of the Company's customers have been introduced to the Company by, and are also customers of, AG. The Company provides brokerage and other related services to these customers.

At December 31, 2001, the following intercompany balances were outstanding:

Deposits with and receivables from clearing brokers	$ 892,068
Receivables from related parties (officers and employees)	182,687
Payable to affiliate	(497,751)

Receivables from related parties and from officers and employees bear interest at a rate in accordance with Inland Revenue Service guidelines and is due upon demand.

5. Commitments

The Company leases office space under noncancellable operating leases. The Company is also liable for rent escalations based on increases in operating expenses and real estate taxes. Aggregate minimum annual rental commitments are as follows:

Year ending December 31,	
2002	$ 326,168
2003	305,780
2004	276,749
2005	211,560
2006	35,260
Total minimum future rental payments	$ 1,155,517

6. Receivables From and Payables to Customers

Receivables from and payables to customers include amounts receivable or payable relating to open futures and options positions. Customer receivables are primarily collateralized by cash and U.S. government securities deposited with the Company.

Payables to customers (non-regulated) relate to trades on exchanges outside the United States of America. While not being regulated in the United States, these transactions may be regulated in these other locations.

Payables to affiliated customers relate to open futures and options positions held by customers of the Company or affiliated companies trading on exchanges worldwide.

7. Taxes

The Company files a consolidated federal income tax return with its subsidiary. State and local tax returns are filed on a separate company basis.

The provision for income taxes is composed of the following:

The effective tax rate of 38% differs from the statutory rate primarily due to minimum state and local taxes due in various states in which the Company files and the benefit of incremental federal rates. The Company's deferred tax asset of $128,355 is primarily attributable to net operating losses during 2001 and the difference in recognition of timing differences between financial and tax reporting purposes. The Company has not reduced its deferred tax asset as it believes the amount will be realized in future years. The Company has a history of operating income and expects to utilize all deferred tax assets.

8. Off-Balance Sheet Risk

Commodities transactions are primarily executed on a margin basis, subject to individual exchange regulations. The Company may incur a loss if the margin deposits, cash and securities in a customer's account are not sufficient to fully cover the costs of closing the customer's positions.

Securities and commodities transactions of customers are cleared through clearing brokers. Pursuant to the clearing agreements, the clearing brokers have the right to charge the Company for unsecured losses that may result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. The Company controls the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Substantially all of the Company's trading accounts are on deposit with major future commission merchants and brokers. The Company is exposed to credit risk as a result of this relationship.

9. **Estimated Fair Value of Financial Instruments**

Management estimates that the aggregate net fair value of financial instruments recognized on the Consolidated Statement of Financial Condition (including cash and securities segregated under the Commodity Exchange Act, deposits, receivables, payables and accruals) approximate their carrying value, as such financial instruments are short-term in nature or bear interest at current market rates.

10. **Net Capital Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 (the "Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 4% of the funds required to be segregated in accordance with Section 4d(2) of the Commodity Exchange Act or $250,000, whichever is greater. In addition, the Company is also subject to the Risk Based Capital Requirement of the National Futures Association. The Company is required to maintain net capital in accordance with the greater of the Rule or CFTC Regulation 1.17 or the National Futures Association Requirement. At December 31, 2001, the higher net capital requirement was CFTC Regulation 1.17. At December 31, 2001, the Company had net capital of $1,972,610 which was $1,555,235 in excess of its required net capital of $417,375.

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

RECEIVED MAR 04 2002 143 SEC MAIL PROCESSING SECTION WASH. D.C.

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors
and Stockholder of Hornblower Fischer & Co.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Hornblower Fischer & Co. and subsidiaries (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of Rule 15c3-3;
3. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;
4. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
5. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Because the Company does not carry securities or commodity accounts for customers or perform custodial functions relating to customer's securities or commodity accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates

and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2002